

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2010

By U.S. Mail and facsimile to (212) 930-9725

Anson Yiu Ming Fong
Sino Green Land Corporation
c/o Asher S. Levitsky P.C.
Sichenzia Ross Friedman Ference LLP
61 Broadway 32nd Floor
New York, New York 10006

  Re: Sino Green Land Corporation
  Item 4.02 Form 8-K/A
  Filed September 8, 2010
  File No. 0-53208

Dear Mr. Fong:

  We have completed our review of your Forms 8-K and 8-K/A and have no further comments at this time.

        Sincerely,

        Robert Babula
        Staff Accountant

cc: Asher S. Levitsky
Sichenzia Ross Friedman Ference LLP
Via Facsimile (212) 930-9725